EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,
	2016	2015

Loss from continuing operations excluding income or loss from equity investments	$(443,949)	$(2,640,940)
Adjustments:
Fixed charges	142,034	305,879
Distributed income from equity investments	8,374	25,075
Capitalized interest, net of amortization	2,287	3,821
Total loss	$(291,254)	$(2,306,165)
Fixed charges:
Interest expense	$135,888	$298,585
Capitalized interest	35	1
Portions of rent which represent an interest factor	6,111	7,293
Total fixed charges	$142,034	$305,879
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$142,034	$305,879

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.